Exhibit 99.9

Recorded at the request of
and return to:

Richard W. Harris, Esq.
Harris & Thompson
6121 Lakeside Drive, Suite 260
Reno, Nevada 89511

The undersigned affirms that there are no
social security numbers on this document

Mail tax statements to:

Madison Minerals Inc.
Suite 2000 - 1055 W. Hastings Street
Vancouver, British Columbia
Canada V6E 2E9

QUITCLAIM DEED WITH RESERVED ROYALTY
ON MINERAL PRODUCTION

THIS QUITCLAIM DEED WITH RESERVED ROYALTY ON MINERAL PRODUCTION is made this 27th day of December, 2007 (the "Effective Date") by and between VICTORY EXPLORATION INC., a Nevada corporation (formerly known as F.W. LEWIS, INC.) ("Grantor"); and the PHOENIX JOINT VENTURE, a Nevada joint venture, which consists of MADISON ENTERPRISES (NEVADA) INC., a Nevada corporation, which is the wholly-owned subsidiary of MADISON MINERALS INC., a British Columbia corporation (formerly known as MADISON ENTERPRISES CORP.); and GREAT AMERICAN MINERALS, INC., a Nevada corporation (formerly known as GREAT AMERICAN MINERALS EXPLORATION (NEVADA), LLC) ("Grantee").

Grantee's address is c/o Madison Minerals Inc., 1055 W. Hastings Street, Suite 2000, Vancouver, British Columbia, Canada V6E 2E9.

WITNESSETH:

1. Conveyance of Real Property. Grantor, in consideration of Ten Dollars and other valuable consideration paid to it by Grantee, does hereby remise, release and forever quitclaim to Grantee all of Grantor's right, title and interest in and to the fee lands, patented and unpatented mining claims, and water rights situated in Lander County , Nevada, which are more particularly described on Exhibit A attached hereto (the "Property").

TOGETHER with all and singular the tenements, hereditaments and appurtenances thereunto belonging, or in anywise appertaining, and the reversion and reversions, remainder and remainders, rents, issues and profits thereof.

TOGETHER with all minerals and all veins and lodes of mineral-bearing rock therein and all dips, spurs and angles thereof.

TO HAVE AND TO HOLD all of tlle right, title and interest of Grantor in and to the Property, together with the appurtenances, unto Grantee, its successors and assigns forever.

2. Minimum Advance Rovalties. Commencing on the Effective Date, and on every anniversary thereafter, Grantee will pay to Grantor minimum advance royalties in the amount of SIXTY THOUSAND DOLLARS ($60,000.00) in cash. Grantee shall be allowed to deduct the SIXTY THOUSAND DOLLAR ($60,000.00) minimum advance royalties from production royalties in the current Contract Year (defined as each twelve-month period beginning on the anniversary of the Effective Date) in which such payment is made. Grantee shall not be allowed to carry forward any unrecaptured amounts of the $60,000.00 minimum advance royalties or other payments hereunder. No other costs or payments of any kind or form may be deducted from the production royalties payable hereunder.

The cash amount of the advance royalties payable pursuant to this Section 2 shall be adjusted annually pursuant to the following formula:

a. For the purpose of the adjustments referred to herein and the application of the formula herein set forth, the base minimum royalty payment shall be SIXTY THOUSAND DOLLARS ($60,000.00) per year.

b. The minimum royalty for the twelve months following the adjustment shall be increased according to increases in the cost of living as herein set forth. The formula for computing the adjusted annual payment according to the cost of living fluctuation shall be as follows:

R = $60,000 x A/P

Where "R" represents the adjusted Advance Minimum Royalty; "P" represents the Consumer Price Index for all Urban Consumers, "All Items" ("CPI"), as published last previous to the effective date of the Exploration Agreement with Option to Purchase (June 1, 2002) by the United States Department of Labor for the San Francisco-Oakland Area; and "A" represents the same CPI published last previous to the date of the current

Advance Minimum Royalty payment. Should such CPI be discontinued or modified, the parties agree that the most nearly similar index shall be used or, in the absence of a similar index, then as set by arbitration in accordance with the Uniform Arbitration Act of Nevada, taking into consideration changes in the cost of living. Unless and until Grantee exercises the Royalty Purchase Option or abandons the property, in no event shall the Advance Minimum Royalty be reduced below SIXTY THOUSAND DOLLARS ($60,000.00).

3. Reserved Royalty on Production. Upon commencing production of valuable minerals from the Property, Grantee shall pay Grantor a royalty on production ("Royalty") as follows:

a. Grantee shall pay to Grantor a royalty on all gold or silver produced, shipped, or sold by Grantee from the Property equal to five percent (5%) of the value of gold and silver produced and delivered to a refiner, free and clear of any costs.

b. For all other minerals such as lead, zinc, copper. etc., Grantor shall receive a royalty of four percent (4%) of the Net Smelter Returns. The term "Net Smelter Returns" as used herein shall be the amount received by Grantee for any lot, ore or concentrates from the custom mill, smelter or reductions works purchasing the ores or concentrates after deducting the costs of usual treatment charges. In the event ores or concentrates are shipped to a mill, smelter or reduction works owned or controlled by Grantee and/or any joint venture associated with Grantee, directly or indirectly, as parent, subsidiary or under common ownership, either wholly owned or through ownership of shareholder interest, then in that event no deductions shall be made from the Royalty to Grantor, and Grantor shall receive four percent (4%) of such minerals produced from the Property free and clear of all costs. The refiner shall be instructed by Grantor to pay the Royalty directly into the account of Grantor or as Grantor may otherwise direct.

c. Grantor shall pay its share of the Nevada State Net Proceeds of Mines tax and its own income taxes, and all other taxes, charges, assessments, fees, and fines of any nature assessed or imposed by any agency or entity shall be borne by Grantee.

d. Payment of production royalties shall be made by the refiner or smelter directly into Grantor's account or as Grantor may otherwise direct. All payments shall be accompanied by a statement explaining the manner in which the payment was calculated.

4. Commingling of Ore. Grantee shall not commingle any ores from the Property with ores from other properties unless and until Grantee has negotiated a separate Commingling Agreement with Grantor. However, this provision shall not obligate Grantor to enter into a commingling agreement.

5. Accounting and Audits. Grantor shall be entitled to hire such accountants and engineers as Grantor requires to evaluate Grantee's payment procedures and to ensure that Grantor is properly paid for minerals and ores. In the event that an annual shortage of payment to Grantor of one-half percent (0.5%) or more is found to exist in payments due to Grantor, Grantee shall reimburse Grantor for all costs of such accountants and engineers, or other necessary professionals as a cost of the operation of the mine.

Grantee shall maintain books of account relating to the production from the Property and make them available to Grantor, or its agents, on request at Reno, Nevada. The books shall show the amount of ores and minerals shipped, sold or treated, and the amount of money received or receivable from the sale of said ores and minerals. The books of account, as well as Grantee's maps, assays, mill and smelter returns, and all other records shall be made available at all reasonable times to Grantor and its representatives for the purpose of ascertaining and checking the compliance of Grantee with the terms of this Agreement.

Copies of accounting, production and sales records and net proceeds of mines statements relating to the Property shall be furnished promptly to Grantor quarterly, and at other times on request. Grantee shall provide Grantor, on a quarterly basis, a financial report relating to Grantee's production operations on the Property. Grantee shall maintain its records in accordance with generally accepted accounting principles .

At Grantor's request, Grantee and Grantor shall jointly agree on an engineering company such as Kappes Cassiday to audit the computation and payment of the Royalty to Grantor. The consultant shall be engaged to perform audits annually or more often to ensure that Grantor is properly paid its Royalty. The consultant shall be required to certify in writing to Grantor annually that Grantor has been properly and adequately paid its Royalty, in the consultant's opinion. The audit shall be an expense of Grantee.

8. Late Payments. In the event that any payments due to Grantor, whether advance royalties production royalties, or otherwise, should become delinquent by thirty (30) days or more, Grantor shall have the following options:

a. Grantor may charge interest at the rate of two percent (2%) per month from the date or dates due; or,

b. In the event that there is a good faith dispute concerning the amount of delinquency, Grantee must (1) place the full amount in dispute into an interest bearing escrow account within thirty (30) days, and (2) file a declaratory relief action to determine the rights and obligations of the parties in a court of competent jurisdiction within ninety (90) days of the amount coming due.

9. Reclamation. Grantee shall conduct environmental reclamation as may be required by statute, and, in addition, shall undertake all reclamation measures which can be performed on the Property on any areas on which mining shall have been completed, whether required by statute or not.

Prior to commencing mining operations, Grantee shall obtain a bond secured by cash, a bonding agency, or the Nevada Bond Pool to reclaim all areas disturbed by Grantee on the Property. In the event of posting a cash bond, the cash may be released to contractors performing the reclamation.

10. Storage of Concentrates. If Grantee stockpiles any ores, minerals, concentrates, or doré bullion produced from the Property for a period greater than two (2) months, then Grantee shall pay to Grantor the Royalty described in Paragraph 3 above with respect to such stockpiled ores, minerals, concentrates, or doré bullion.

Grantee shall be responsible to Grantor for its Royalty from the theft of any bullion, precipitate or other product, while the material is in the care of Grantee, its agents, assigns or contractors.

11. Option to Purchase Royalty. Grantee has the exclusive right and option to purchase the royalty from Grantor for an initial price of FOUR MILLION DOLLARS ($4,000,000.00) payable in cash and stock. The option shall continue for 35 years from the Effective Date. The purchase price for the royalty shall increase by $500,000.00 on each anniversary of the Effective Date.

12. Additional Claims. Any property or claims located or acquired by Grantee or its successors within the exterior boundary of the properties described on Exhibit A shall be subject to the foregoing provisions and the Royalty.

13. Covenants Running with the Land. The provisions set forth in Paragraphs 2 through 12 above shall be covenants and conditions touching upon the land, and such covenants and conditions shall be binding upon all successors in interest.

IN WITNESS WHEREOF, Grantor has executed this Quitclaim Deed with Reserved Royalty on Mineral Production the day and year frrst above written.

VICTORY EXPLORATION INC., a Nevada corporation, (formerly known as F.W. LEWIS, INC.)

By	"Scott A. Caldwell"
SCOTT A. CALDWELL, Director

STATE OF NEVADA	)
) ss
COUNTY OF WASHOE	)

On the 27th day of December, 2007 personally appeared before me, a Notary Public within and for said county, SCOTT A. CALDWELL, Director of VICTORY EXPLORATION INC., a Nevada corporation, who acknowledged that he executed the foregoing QUITCLAIM DEED WITH RESERVED ROYALTY ON MINERAL PRODUCTION, and to me known or proved to be the person described in and who executed the same.

"Hillary H. Reister" NOTARY PUBLIC

madison minerals/7807
quitclaim deed w/reserved royalty on mineral production (12-07)

BattleMt

EXHIBIT A

LANDER COUNTY, NEVADA

BATLLE MOUNTAIN MINING DISTRICT

Patented property of F.W. Lewis, Inc.

New Silver dream #6 U.S. Survey No. 5048
Robert Emmett U.S. Survey No.59 Parcel No. 98-702-21
Eureka U.S. Survey No. 60 Parcel No. 98-702-22
October U.S. Survey No. 4380 Parcel No. 98-702-41
Alps Mine and Company U.S. Survey No. 3742 Parcel No. 98-701 -95
Weimer Burr U S. Survey No, 3074 Parcel No. 98-702-37
Hoosac Lode and Company U.S. 3742 (excepting it small portion of this claim that is South and not contiguous to the other property) Parcel No. 98-701-94

Styles Farm Parcel No. 10-420-01. Approximately 5 acres with water rights as follows:

T. 31, N, R. 43 E., MDBM, Section 11 SE ¼ NW ¼ SW ¼ SW ¼; N ½ NE ¼ SW ¼ SW ¼ SW ¼; E ½ SW ¼ NW ¼ SW ¼ SW ¼.

Unpatented property of F.W. Lewis. Inc.

Claim Names	Book	Page	NMC

Antler Ext. No. 1	275	417	385042
Antler Ext. No. 2	275	418	385043
Antler Ext. No. 3	275	419	385044
Antler Ext. No. 4	275	420	385045
Antler Ext. No. 5	275	421	385046
Antler Ext. No. 6	275	422	385047
Antler Ext. No. 7	275	423	385048
Antler Ext. No. 8	275	424	385049
Antler Ext. No. 9	275	425	385050
Antler Ext. No. 10	275	426	385051
Antler No. 1	189	443	181854
Antler No. 2	189	444	181855
Antler No. 3	189	445	181856
Antler No. 4	189	446	181857
Antler No. 5	189	447	181858

Antler No. 6	189	448	181859
Antler No. 7	189	449	181860
Antler No. 8	189	450	181861
Antler No. 9	189	451	181862
Antler No. 10	189	452	181863
Antler No. 11	189	453	181864
Antler No. 12	189	454	181865
Antler No. 13	189	455	181866
Antler No. 14	189	456	181867
Antler No. 15	189	457	181868
Antler No. 16	189	458	181869
Antler No. 17	189	459	181870
Antler No. 18	189	460	181871
Antler No. 19	189	461	181872
Antler No. 20	189	462	181873
Antler No. 21	189	463	181874
Antler No. 22	189	464	181875
Antler No. 23	189	465	181876
Antler No. 24	189	466	181877
Antler No. 25	189	467	181878
Antler No. 26	189	468	181879
Antler No. 27	189	469	181880
Antler No. 28	196	278	200025
Antler No. 29	196	279	200026
Antler No. 30	196	280	200027
Antler No. 31	196	281	200028
Antler No. 32	196	282	200029
Antler No. 33	196	283	200030
Antler No. 34	196	284	200031
Antler No. 35	196	285	200032
Antler No. 36	196	286	200033
AP No. 1 PL	212	344	241342
AP No. 2 PL	212	345	241343
AP No. 3 PL	212	346	241344
AP No. 4 PL	212	347	241345
AP No. 5 PL	212	348	241346
April	4	64	97906
Battle	210	185	241290
Battle No. 1	210	186	241291
Battle No. 2	210	187	241292
Bear Paw	9	281	102415

Amended	221	553
Bear Paw No. 1	9	282	102416
Amended	221	554
Bear Paw No. 2	210	190	241293
Bear Paw No. 3	210	191	241294
Bear Paw No. 4	9	373	102417
Amended	221	557
Bear Paw No. 5	9	374	102418
Amended	221	558
Bear Paw No. 6	11	400	102419
Amended	221	559
Buena Vista Fr. No. 1	214	197	245427
Buena Vista Fr. No. 2	214	198	245428
Buena Vista Fr. No. 3	221	412	260267
Buena Vista Fr. No. 4	221	413	260268
Buena Vista Fr. No. 5	221	414	260269
Buena Vista Fr. No. 6	221	415	260270
Buena Vista Fr. No. 7	221	416	260271
Buena Vista No. 1	177	314	151268
Buena Vista No. 2	177	315	151269
Buena Vista No. 3	177	316	151270
Buena Vista No. 4	177	317	151271
Buena Vista No. 5	177	318	151272
Buena Vista No. 6	177	319	151273
Buena Vista No. 7	177	320	151274
Buena Vista No. 8	177	321	151275
Buena Vista No. 9	177	322	151276
Buena Vista No. 10	177	323	151277
Buena Vista No. 11	177	324	151278
Buena Vista No. 12	177	325	151279
Buena Vista No. 13	177	326	151280
Buena Vista No. 14	180	28	159544
Buena Vista No. 15	180	29	159545
Buena Vista No. 16	180	30	159546
Buena Vista No. 17	189	482	181887
Buena Vista No. 18	189	483	181888
Buena Vista No. 19	189	484	181889
Buena Vista No. 20	189	485	181890
Buena Vista No. 21	189	486	181891
Buena Vista No. 22	189	487	181892
Buena Vista No. 23	189	488	181893

BVD No. 1 PL	212	324	241352
BVD No. 2 PL	212	325	241353
BVD No. 3 PL	212	326	241354
BVD No. 4 PL	212	327	241355
BVD No. 5 PL	212	328	241356
BVD No. 6 PL	212	329	241357
BVD No. 7 PL	212	330	241358
BVD No. 8 PL	212	331	241359
BVD No. 9 PL	212	332	241360
BVD No. 10 PL	212	333	241361
BVD No. 11 PL	212	334	241362
Driscol Ext. No. 5	210	180	241287
Driscol Ext. No. 6	210	181	241288
Driscol Ext. No. 7	210	182	241289
Driscol Ext. No. 8	177	306	151260
Driscol Ext. No. 9	177	307	151261
Driscol Ext. No. 10	177	308	151262
Driscol Ext. No. 11	177	309	151263
Amended	224	300
Driscol Ext. No. 12	177	310	151264
Amended	224	301
Driscol Ext. No. 13	177	311	151265
Amended	224	302
Driscol Ext. No. 14	177	312	151266
Driscol Ext. No. 15	177	313	151267
Driscol Ext. No. 16	190	151	183430
Driscol Ext. No. 17	190	152	183431
Driscol Ext. No. 18	190	153	183432
Driscol Ext. No. 19	190	154	183433
Driscol Ext. No. 20	190	155	183434
Driscol Ext. No. 21	190	156	183435
Driscol Ext. No. 22	190	157	183436
Driscol Ext. No. 23	190	158	183437
Driscol Ext. No. 24	190	159	183438
Driscol Ext. No. 25	190	160	183439
Driscol Ext. No. 26	190	161	183440
Driscol Ext. No. 27	190	162	183441
Driscol Ext. No. 28	190	163	183442
Amended	224	303
Driscol Ext. No. 29	190	164	183443
Amended	224	304

Driscol Ext. No. 30	190	165	183444
Amended	224	305
Driscol Ext. No. 31	190	166	183445
Amended	224	306
Driscol Ext. No. 32	190	167	183446
Amended	224	307
Driscol Ext. No. 33	190	168	183447
Amended	224	308
Driscol Ext. No. 34	190	169	183448
Amended	224	309
Driscol Ext. No. 37	190	170	183449
Amended	224	310
Driscol Ext. No. 38	190	171	183450
Amended	224	311
Driscol Ext. No. 39	190	172	183451
Amended	224	312
Driscol Ext. No. 40	190	173	183452
Amended	224	313
Driscol Ext. No. 41	190	174	183453
Driscol Ext. No. 42	190	175	183454
Amended	224	314
Driscol Ext. No. 43	212	342	241347
Driscol Ext. No. 44	224	316	271305
Driscol Ext. No. 45	224	317	271306
Driscol Ext. No. 46	224	318	271307
Driscol Ext. No. 47	224	319	271308
Driscol Ext. No. 48	224	320	271309
Driscol Ext. No. 49	224	321	271310
Driscol High Grade	22	248	70523
Driscol No. 1	22	249	70524
Amended	221	560
Driscol No. 2	22	249	70525
Amended	221	561
Driscol No. 3	22	250	70526
Amended	221	562
Driscol No. 4	2	34	70527
Amended	221	563
Driscol No. 5	2	62	70528
Amended	221	564
Driscol No. 6	2	63	70529
Amended	221	565

Driscol No. 7	2	64	70530
Amended	221	566
Driscol No. 8	2	65	70531
Driscoll No. 9	7	234	70532
Driscoll No. 10	7	235	70533
Driscoll No. 11	7	236	70534
Driscoll No. 12	7	237	70535
Driscoll No. 13	7	238	70536
Amended	221	567
Driscoll No. 14	7	239	70537
Amended	221	568
Amended	408	467
Driscoll No.15	7	240	70538
Amended	221	569
Duck Fraction	277	463	387880
Honey Bear No. 1	217	143	251629
Honey Bear No. 2	217	144	251630
Honey Bear No. 3	217	145	251631
Honey Bear No. 4	217	146	251632
Honey Bear No. 5	217	147	251633
Honey Bear No. 6	217	148	251634
Honey Bear No. 7	217	149	251635
Honey Bear No. 8	217	150	251636
Honey Bear No. 9	217	151	251637
Honey Bear No. 10	217	152	251638
Honey Bear No. 11	217	153	251639
Honey Bear No. 12	217	154	251640
Honey Bear No. 13	217	155	251641
Honey Bear No. 14	217	156	251642
Honey Bear No. 15	217	157	251643
Honey Bear No. 16	217	158	251644
Honey Bear No. 17	217	159	251645
Honey Bear No. 18	217	160	251646
Honey Bear No. 19	217	161	251647
Honey Bear No. 20	217	162	251648
Honey Bear No. 21	217	163	251649
Honey Bear No. 22	217	164	251650
Honey Bear No. 23	217	165	251651
Honey Bear No. 24	217	166	251652
LC No. 1	212	350	241315
LC No. 2	212	351	241316

LC No. 3A	212	352	241317
LC No. 3B	212	353	241318
LC No. 4	212	354	241319
LC No. 5	212	355	241320
LC No. 6	212	356	241321
LC No. 7	212	357	241322
LC No. 8	212	358	241323
Amended	224	295
LC No. 9	212	359	241324
Amended	224	359
LC No. 10	212	360	241325
LC No. 11	212	361	241326
LC No. 12	212	362	241327
LC No. 13	212	363	241328
LC No. 14	212	364	241329
LC No. 15	212	365	241330
LC No. 16	212	366	241331
LC No. 17	212	367	241332
LC No. 18	212	368	241333
LC No. 19	212	369	241334
LC No-. 20	212	370	241335
LC No. 21	212	371	241336
LC No. 22	212	372	241337
LC No. 23	212	373	241338
LC No. 24	212	374	241339
LC No. 25	212	375	241340
Amended	224	297
LC No. 26	212	376	241341
Amended	224	298
LC No. 27	224	287	271311
LC No. 28	224	288	271312
LC No. 29	224	289	271313
LC No. 30	224	290	271314
LC No. 31	224	291	271315
LC No. 32	224	292	271316
NKL No. 1	190	214	183881
NKL No. 2	190	215	183882
NKL No. 3	190	216	183883
NKL No. 4	190	217	183884
NKL No. 5	190	218	183885
NKL No. 6	190	219	183886

NKL No. 7	190	220	183887
NKL No. 8	190	221	183888
NKL No. 9	190	222	183889
NKL No. 10	190	223	183890
NKL No. 11	190	224	183891
NKL No. 12	190	225	183892
NKL No. 13	190	226	183893
NKL No. 14	190	227	183894
NKL No. 15	190	228	183895
NKL No. 16	190	229	183896
NKL No. 17	190	230	183897
NKL No. 19	190	232	183899
NKL No. 20	190	233	183900
NKL No. 21	190	234	183901
NKL No. 22	212	339	241348
NKL No. 22	214	187	245418
NKL No. 23	212	340	241349
NKL No. 23	214	188	245419
NKP No. 1 PL	190	259	183860
NKL No. 2 PL	190	260	183861
NKL No. 3 PL	190	261	183862
NKL No. 4 PL	190	262	183863
NKL No. 5 PL	190	263	183864
NKL No. 6 PL	190	264	183865
NKL No. 7 PL	190	265	183866
NKL No. 8 PL	190	266	183867
NKL No. 9 PL	190	267	183868
NKL No.10 PL	190	268	183869
NKL No. l1 PL	190	269	183870
NKL No. 12 PL	190	270	183871
NKL No. 13 PL	190	271	183872
NKL No. 14 PL	190	272	183873
NKL No. 15 PL	190	273	183874
NKP No. 16 PL	190	274	183875
NKL No. 17 PL	190	275	183876
NKL No. 19 PL	190	277	183878
NKL No. 20 PL	190	278	183879
NKL No. 21 PL	190	279	183880
NKL No. 22 PL	212	336	241350
NKL No. 23 PL	212	337	241351
Perspiration Ext. No . 1	275	409	385034

Perspiration Ext. No. 2	275	410	385035
Perspiration Ext. No. 3	275	411	385036
Perspiration Ext. No. 4	275	412	385037
Perspiration Ext. No. 5	275	413	385038
Perspiration Ext. No. 6	275	414	385039
Perspiration Ext. No. 7	275	415	385040
Perspiration Ext. No. 8	275	416	385041
Perspiration No. 1	2	66	97903
Perspiration No. 2	13	155	97904
Perspiration No. 3	13	156	97905
Perspiration No. 4	190	177	183455
Perspiration No. 5	190	178	183456
Perspiration No. 6	190	179	183457
Perspiration No. 7	190	180	183458
Perspiration No. 8	190	181	183459
Perspiration No. 9	190	182	183460
Perspiration No. 10	190	183	183461
Perspiration No. 11	190	184	183462
Perspiration No. 12	190	185	183463
Perspiration No. 13	190	186	183464
Perspiration No. 14	190	187	183465
Perspiration No. 15	190	188	183466
Perspiration No. 16	190	189	183467
Perspiration No. 17	190	190	183468
Perspiration No. 18	190	191	183469
Perspiration No. 19	190	192	183470
Perspiration No. 20	190	193	183471
Perspiration No. 21	190	194	183472
Perspiration No. 22	190	195	183473
Perspiration No. 23	190	196	183474
Perspiration No. 24	190	197	183475
Perspiration No. 25	190	198	183476
Perspiration No. 26	190	199	183477
Perspiration No. 27	190	200	183478
Perspiration No. 28	190	201	183479
Perspiration No. 29	190	202	183480
Perspiration No. 30	190	203	183481
Perspiration No. 31	190	204	183482
Perspiration No. 32	190	205	183483
Perspiration No. 33	190	206	183484
Perspiration No. 34	190	207	183485

Perspiration No. 35	190	208	183486
Perspiration No. 36	190	209	183487
Perspiration No. 37	190	210	183488
Perspiration No. 38	190	211	183489
Perspiration No. 39	190	212	183490
Roid No. 1 Fraction	293	28	418380
Roid No. 2 Fraction	293	29	418381
SC No. 1	224	270	271317
SC No. 2	224	271	271318
SC No. 3	224	272	271319
SC No. 4	224	273	271320
SC No. 5	224	274	271321
SC No. 6	224	275	271322
SC No. 7	224	276	271323
SC No. 8	224	277	271324
SC No. 9	224	278	271325
SC No. 10	224	279	271326
SC No. 11	224	280	271327
SC No. 12	224	281	271328
SC No. 13	224	282	271329
SC No. 14	224	283	271330
SC No. 15	224	284	271331
SC No. 16	224	285	271332
Silver Dream No. 1	213	261	243533
New Silver Dream No. 2	343	196	589457
New Silver Dream No. 3	343	198	589458
Silver Dream No. 4	213	264	243536
Silver Dream No. 5	213	265	243537
Silver Dream No. 7	213	266	243538
Silver Dream No. 8	213	267	243539
Silver Dream No. 9	177	302	151241
Silver Dream No. 10	177	303	151242
Silver Dream No. 11	177	304	151243
Surprise Fraction No. 1	214	190	245420
Surprise Fraction No. 2	214	191	245421
Surprise Fraction No. 3	214	192	245422
Surprise Fraction No. 4	214	193	245423
Surprise Fraction No. 5	214	194	245424
Surprise Fraction No. 6	214	195	245425
Surprise Fraction No. 7	214	196	245426
Surprise No. 5	180	24	159540

Surprise No. 6	180	25	159541
Surprise No. 7	180	27	159542
Surprise No. 8	180	28	159543
Surprise No. 9	181	584	166987
Amended	221	571
Surprise No. 10	181	585	166988
Amended	221	572
Amended	343	200

Willow Fraction	293	30	418382
Willow Fraction No. 1	293	31	418383
Willow Fraction No. 2	293	32	418384
Willow Fraction No. 3	293	33	418385
Goldfield Concentrates Mill Site	8	423	102449
McBear 1	408	582	700644
(360 unpatened)

Battle Mountain
Water rights Including the following:
Water right certificate to Galena Spring No. 7592
Water right certificate to Shiloh Shaft No. 759375
Styles water permits No.s 7665, 7684, 28960, 9811.

Water right applications No.s
49038, 49039, 49053.